July 19, 2005

Attn: H. Roger Schwall, Assistant Director

United States

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Micron Enviro Systems, Inc.

Form 10-KSB/A for the fiscal year ended December 31, 2004

Filed on May 11, 2005

Form 10-QSB for the fiscal quarter ended March 31, 2005

Filed on May 16, 2005

File No. 000-30258

Dear Mr. Schwall:

In response to your letter dated June 24, 2005, we are filing an amended Form 10-KSB/A  for the fiscal year ended December 31, 2004, (a marked copy highlighting the amendments and a clean copy) and a Form 10-QSB/A for the fiscal quarter ended March 31, 2005 (a marked copy highlighting the amendments and a clean copy)  on EDGAR and providing the comments below.  Please be advised that I was unable to create a electronic marked copy of the financial statements for filing on EDGAR.   Due to this I have enclosed clean and marked paper copied of the filings, and the financial statements of the marked copies are marked by hand.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements, page 20

Note 2 – Summary of Significant Accounting Policies, page 24

Accounting Pronouncements – Recent, page 24

1.

The required disclosure for the adoption of SFAS 123 R has been revised to include the date of adoption and the impact on the financial statements.

Oil & Gas Properties, page 28

2.

We believe that the successful efforts method of accounting to depreciate and deplete capitalized costs related to our oil and gas producing activities results in a more appropriate estimate that if we were utilizing the unit of production method to depreciate these type of capitalized costs for the following reasons:

a) We own working interest in oil and gas wells on various prospects;

b) The operator on the Enchant Prospect is re-working an existing well and has not done any drilling to extend the total depth of the well; and

c) The top “production zone” of the Pembina Well has a history of some gas available for extraction as it is a previous producing well, and other parts of the well have not been tested and it is not known how successful the well will be.

When utilizing successful efforts accounting for oil and gas, successful development drilling is capitalized.  We have determined based on the above facts that the activity we are engaged in is equivalent to successful efforts development drilling.

Management determined prior to acquiring the working interests, through its internal research, that the estimated life of the working interests was 15 years.  Based upon statements from various operators, approximately 50% of the available reserves would be extracted in the first 5 years of ownership and the remaining 50% would be extracted over the next 10 years of ownership.  We did not obtain any engineering studies due to the fact that the costs would exceed the original acquisition cost of each of our oil and gas properties.

Note 4 – Related Party Transactions, page 32

3.

The realized gains from directors’ and officers’ sale of securities have been reclassified from other income to additional paid-in capital.  The financial statements for December 31, 2004 and 2003, as well as for March 31, 2005 and 2004, have been restated to correct this error.

Controls and Procedures, page 37

4.

We have expanded our disclosure under this section to state that our Officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commissions rules and forms, as appropriate.

5.

We disclosed under this section that there have been no changes in our internal control over financial reporting identified in connection with the evaluation that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting as required by Item 308(c) of Regulation S-B.

Engineering Comments

Description of Business, page 3

6.

We have included a section on our management that specifies that our management has little practical experience in the oil and gas industry, however we retain qualified consultants with experience in the oil and gas industry.

7.

As required by Industry Guide 2, we have disclosed for each of the last two years the following:

-

that the total amount of oil and gas we produced from all out interests was 347 barrels of oil and 5,855 Mcf of gas in the year ended December 31, 2004;

-

that the total amount of oil and gas we produced from all out interests was 481 barrels of oil and 1,706 Mcf of gas in the year ended December 31, 2003;

-

that the average price of oil that we received for our interests were $43.61 per barrel and $31.35 per barrel, in the years ended December 31, 2004, and 2003, respectively;

-

that the average price of gas that we received for our interests were $5.43/Mcf and $3.92/Mcf, in the years ended December 31, 2004, and 2003, respectively;

-

that we had an interest in a total of 16 and 11 gross wells as of December 31, 2004 and 2003, respectively;

-

that we had a total of 0.425 and 0.415  net wells as of December 31, 2004 and 2003, respectively;

-

that the net acres of developed land under lease for use in oil and gas operations that we had as of December 31, 2004 and 2003, were 1,563.3 acres and 2,760.3 acres, respectively; and

-

that the net acres of undeveloped  land under lease for use in oil and gas operations that we had as of December 31, 2004 and 2003, were 2,882.7 acres and 1,445.7 acres, respectively.

Closing Comments

We, Micron Enviro Systems, Inc., acknowledge the following:

-

we are responsible for the adequacy and accuracy of the disclosure in the amended Form 10- SB/A for the for the fiscal year ended December 31, 2004, and in the Form 10-QSB/A for the fiscal quarter ended March 31, 2005;

-

our comments or changes to disclosure in response to staff comments do not foreclose the Securities & Exchange Commission from taking any action with respect to the above referenced filings; and

-

we may not assert staff comments as a defense in any proceeding initiated by the Securities & Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at Tel: (604) 646-6906, Fax: (604) 689-1733 or negart@telus.net  with any questions or comments.

Sincerely,

MICRON ENVIRO SYSTEMS, INC.

 /s/ Negar Towfigh

Negar Towfigh

Secretary

cc:

Jenifer Gallagher

Karl Hiller

James Murphy